UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Bronco Drilling Company, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

112211107
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112211107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,512,116 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,512,116 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,512,116 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.18%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Bronco Drilling Company, an Oklahoma corporation (the “Issuer”), with principal executive offices at 16217 N. May Avenue, Edmond, Oklahoma.

Item 2. Identity and Background

(a) NAME

This statement is filed by Third Avenue Management LLC (“TAM”).  The executive officers of TAM are:

•	David Barse: Chief Executive Officer of TAM.

•	Vincent J. Dugan: Chief Financial Officer of TAM.

•	W. James Hall: General Counsel and Secretary of TAM.

(b) RESIDENCE

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 32nd Floor, New York, NY 10017.

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts.  The principal occupation of each of its executive officers is to act in the capacity listed above.

(d) CRIMINAL CONVICTIONS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) CIVIL PROCEEDINGS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP

TAM is a limited liability company organized under the laws of the State of Delaware.  Each of its executive officers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts.  Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) Met Investors Series Trust of the Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $45,086,425.99 to acquire 2,881,203 Common Shares; (ii) Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $33,671,698.75 to acquire 2,189,832 Common Shares; (iii) Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $4,272,980.02 to acquire 276,988 Common Shares; and (iv) Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $2,584,418.29 to acquire 164,093 Common Shares.  TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

Item 4. Purpose of Transaction

TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes.  TAM currently exercises control or direction over approximately 21.18% of the Common Shares.  TAM’s purchases of Common Shares were made in the ordinary course of business.  The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.

On January 24, 2008, the Issuer and Allis-Chalmers Energy Inc., a Delaware corporation (“Allis-Chalmers”), announced the execution of an Agreement and Plan of Merger, dated as of January 23, 2008 (the “Merger Agreement”), by and among Allis-Chalmers, the Issuer and Elway Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Allis-Chalmers (“Merger Sub”), providing for the acquisition of the Issuer by Allis-Chalmers (the “Merger”).

TAM does not believe the Merger is in the best interests of the Issuer’s shareholders, and intends to take action to oppose the Merger including, but not limited to, making public statements in opposition to the Merger and voting its shares against the Merger.  Accordingly, on January 25, 2008, TAM published an open letter to the Issuer’s Chief Executive Officer stating its opposition to the Merger.  The open letter is attached hereto as Exhibit A.

In addition, TAM may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer including, without limitation, (i) to hold the Common Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, or (iii) to dispose of, or cause to be disposed, any or all of the Common Shares held by it at any time.

In connection with its consideration of various alternatives, TAM may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate its views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.  As part of any such discussions, TAM may suggest changes in, or take positions relating to, the strategic direction of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may be related to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Except as set forth above, TAM has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 5,512,116 Common Shares, constituting approximately 21.18% of the 26,030,550 Common Shares outstanding.

A.       Met Investors Series Trust of the Third Avenue Small Cap Portfolio

            (a)         Amount beneficially owned: 2,881,203 Common Shares.
(b)         Percent of class: 11.07%
(c)         Number of Common Shares as to which TAM has:

      (i)         Sole power to vote or direct the vote: 2,881,203
      (ii)        Shared power to vote or direct the vote: 0
      (iii)       Sole power to dispose or direct the disposition: 2,881,203
      (iv)       Shared power to dispose or direct the disposition: 0

B.       Third Avenue Small Cap Value Fund

             (a)         Amount beneficially owned: 2,189,832 Common Shares.
 (b)         Percent of class: 8.41%
 (c)         Number of Common Shares as to which TAM has:

  (i)          Sole power to vote or direct the vote: 2,189,832
      (ii)         Shared power to vote or direct the vote: 0
      (iii)        Sole power to dispose or direct the disposition: 2,189,832
      (iv)        Shared power to dispose or direct the disposition: 0

C.       Third Avenue Value Portfolio of the Third Avenue Variable Series Trust

                      (a)         Amount beneficially owned: 276,988 Common Shares.
  (b)         Percent of class: 1.06%
  (c)         Number of Common Shares as to which TAM has:

   (i)           Sole power to vote or direct the vote: 276,988
       (ii)          Shared power to vote or direct the vote: 0
       (iii)         Sole power to dispose or direct the disposition: 276,988
       (iv)        Shared power to dispose or direct the disposition: 0

D.       Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund

  (a)         Amount beneficially owned: 164,093 Common Shares.
  (b)         Percent of class: 0.63%
  (c)         Number of Common Shares as to which TAM has:

        (i)          Sole power to vote or direct the vote: 164,093
        (ii)         Shared power to vote or direct the vote: 0
        (iii)        Sole power to dispose or direct the disposition: 164,093
        (iv)        Shared power to dispose or direct the disposition: 0

(c) A list of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, TAM does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:   List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.
Exhibit A:       Open Letter to Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Dated: January 25, 2008

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/4/08	8,900	14.29
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/7/08	54,300	14.27
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/8/08	36,800	14.23
Third Avenue Small Cap Value Fund	PURCHASE	1/11/08	16,900	13.89
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/16/08	50,000	13.61
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/17/08	10,500	13.64
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/18/08	14,500	13.61
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/22/08	16,900	12.69
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/23/08	33,100	12.45
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	PURCHASE	1/24/08	100,000	15.72

Exhibit A

January 25, 2008

Mr. Frank Harrison
Chairman and CEO
Bronco Drilling Company
16217 N. May Avenue
Edmond, Oklahoma  73013

Re:  Third Avenue Management’s Opposition to Proposed Acquisition of Bronco Drilling

Dear Mr. Harrison:

Third Avenue Management LLC (“TAM”), on behalf of its investment advisory clients, currently owns more than 5.5 million common shares of Bronco Drilling Company (“Bronco”), representing a 21.18% ownership interest.  On January 25, 2008, we spoke with you and expressed our disappointment with the announced terms and structure of the proposed acquisition of Bronco by Allis-Chalmers Energy for an aggregate value of $437.8 million.

While we agree that the creation of a diversified, international platform is an attractive strategy, we believe that the current terms and structure of the deal do not allow for Bronco’s shareholders to fully participate in the long-term growth of the combined entity.  We believe that the deal undervalues Bronco common stock and is not in the best interest of Bronco’s shareholders.  The deal values Bronco at 1.1 times book value, around 9 times trailing earnings and 4 times trailing EBITDA.  Allis-Chalmers’ Chairman and CEO stated on the conference call on January 24th that the appraised value of Bronco’s rebuilt rigs exceeds book value, suggesting that the deal was done at or below replacement value.  The deal values Bronco at an 18.2% premium to the past 10 days’ average closing stock price, during the worst market for small caps in several years.  The deal price is also 4% below the company’s initial public offering price of $17 in August 2005, representing a very disappointing return to stockholders over the past two and half years.  Additionally, the new company on a pro forma basis will be highly leveraged, a potentially dangerous characteristic in a capital intensive and cyclical industry.

Based on currently available information, it appears that there was not a fair process to ensure that Bronco is accepting the best deal for shareholders.  During the conference call on January 24th, when asked about whether Bronco was put up for sale, you responded “no, and hell no” suggesting that management has not considered all other potential suitors and options that may be more attractive for shareholders.  Bronco’s shareholders are further disadvantaged by the tax structure of the deal as the deal is taxable for Bronco’s shareholders.

To ensure that Bronco is acting in the best interest of its shareholders, TAM recommends that the Board do the following:

▪	Fully consider all other unsolicited bids it may receive
▪	Consider other alternatives to a sale
▪	Reevaluate the structure and terms of the existing deal

We are hereby notifying you that we oppose the proposed deal with Allis-Chalmers for the reasons set forth above.  As described in item 4 of our recent Schedule 13D filing, we may seek to meet with the board of directors and or communicate publicly or privately with other stockholders or third parties to indicate our views on issues relating to the proposed acquisition.

Sincerely,

Curtis Jensen                                                                                                Kathleen Crawford
Portfolio Manager, Co-Chief Investment Officer                                   Analyst and Assistant Portfolio Manager